SUMMARY REPORT
FOR THE MC CLUSKY – TONKIN SUMMIT PROPERTY
EUREKA COUNTY, NEVADA

Prepared for

White Knight Resources Ltd.
922 – 510 Hastings St. W.
Vancouver, B.C. V6B1L8

Prepared by
Ken Brook, RPG
Desert Ventures, Inc.
2305 Pleasure Dr.
Reno, Nevada 89509

September 22, 2005

b

	15.1	Gold Bar Mine	24

	15.2	Tonkin Springs Mine	24

16.0	Other relevant data and information		25

17.0	Interpretation and conclusions		25

18.0	Recommendations		26

References			27

Certificate of Author			28

LIST OF FIGURES

LIST OF TABLES

Table 1 - Atlas Drill Holes	8

Table 2 - GHK Gold Exploration Drill Holes	11

Table 3 - Jackass Creek Surface Samples	23

APPENDICES

A – Recordation Data for McC and SUM Claims	End of Report

B – Proposed Budget	End of Report

c

1.0       SUMMARY

             1.1       Location

The Mc McClusky – Tonkin Summit property is located on the Battle Mountain-Eureka mineral belt in Eureka County, Nevada on the west flank of the Roberts Mountains. The property comprises the 243 unpatented, McC lode claims and the adjoining, 186 unpatented SUM claims, which form a contiguous block in sections, 3 – 6, 7 – 12, 13 – 18, 19 – 24 in Township 23 North, Range 49 East, and sections 18 and 19 in Township 23 North, Range 50 East MDBM. The claims cover an area of approximately 8,580 acres (13.4 square miles).

             1.2       Ownership

White Knight Gold (U.S.) Inc., a wholly-owned subsidiary of White Knight Resources Ltd., (WKR) holds a 100% interest in the claims by locating the claims and by the payment of an initial recording fee of $135 per claim to the BLM and $35.50 per claim to Eureka County. An annual filing of a “Notice of Intent to Hold” along with payment of $125 to the BLM and $8.50 to Eureka County must be made for each claim to keep the claims in good standing. The claims are currently valid until September 1, 2006.

             1.3       Geology

The project area is characterized by northerly-trending mountain ranges separated by wide, alluvial-filled valleys. The Roberts Mountains contain folded and faulted Paleozoic rocks, which are locally capped by Tertiary volcanic flows. During the Late-Devonian to Early-Mississippian Antler orogeny, deep water, siliciclastic and submarine volcanic rocks were thrust eastward along the Roberts Mountain thrust onto the time-equivalent, carbonate, shelf- facies rocks. Upper-plate rocks are primarily cherts and shales of the Ordovician Vinini Formation. The lower-plate, carbonate units consist of the Silurian Lone Mountain Formation overlain by the Devonian McColley Canyon Formation, Denay Limestone, and Devils Gate Formation. In some locations, lower-plate carbonate rocks rest in fault contact upon the Vinini.

             1.4       Mineralization

Surface rock chip sampling on the SUM claims has delineated an area approximately 1,600 feet in a northeast direction and 800 feet in a northwest direction which contained anomalous gold values. Chip samples were collected along 20-foot intervals, and assay values from gold-bearing zones exposed in the road cuts include 100 feet @ 226 ppb Au, 80 feet @ 113 ppb Au, 120 feet @ 188 ppb Au, 120 feet @ 272 ppb Au and 120 feet @ 214 ppb Au.

             1.5       Exploration Concept

The geological, geochemical and geophysical databases for the property suggest conditions on the property are permissive for the existence of Carlin-type gold deposits in the lower plate rocks. These rocks may be covered by unmineralized upper plate rocks, Tertiary volcanics and/or alluvium. This concept of covered mineralization is the basis for WKR’s exploration of the property, and their efforts to discover a covered, Carlin-style gold deposit are based on the following:

•	The existence of structurally controlled, Carlin-style gold deposits in lower-plate rocks in areas adjacent to the property; Gold Bar seven miles to the south and Tonkin Springs one mile to the north.
•	Geologic and geophysical evidence indicating that similar structures and rocks occur in covered portions of the property;
•	Geochemical evidence that at least one hydrothermal system occurs on the property and deposited gold in the Jackass Creek area.

             1.6        Status of Exploration

To date, WKR has completed a gravity and CSMT survey, obtained detailed magnetic data for the property and has compiled these data into a geophysical-geological model.

             1.7        Conclusions and Recommendations

Sufficient gravity and magnetic surveys have been conducted on the property to outline what appear to be structural horsts of higher density rock occurring beneath alluvial cover in the west and possibly under the Vinini Formation in the eastern portion of the property. The McClusky and Tonkin Summit Horsts are bound by structures of the Battle Mountain-Eureka mineral belt, which are viewed as potential channelways for gold-bearing hydrothermal solutions. Previous drilling on the property has not been deep enough to reach the favorable carbonate rocks, and these targets remain untested. A two phased exploration program with an estimated cost of $480,397 is recommended. Phase One will collect and analyze geophysical data and develop drill targets at a cost of $124,125. Favorable results in Phase One will lead to implementing the Phase Two drilling program at a cost of $356,272.

2.0       INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by White Knight Resources Ltd. (WKR), a TSXV listed company, the Issuer. The purpose of the report is to summarize the geology and mineralization of the McClusky – Tonkin Summit property, Eureka County, Nevada, to evaluate the exploration potential of the property and to make recommendations for future work. Desert Ventures, Inc. was retained to complete the report for WKR in a form consistent with Canadian National Instrument 43-101. The Author is a “Qualified Person” within the meaning of National Instrument 43-101.

This report is based on the summary review of published and unpublished reports, maps and data referenced herein, and the Author's personal examination of the property on September 22, 2005. All monetary figures are given is U.S. dollars ($), and technical information on the property is generally given in Imperial units of measure commonly used in the United States such as miles, feet, ounces per short ton, etc. Useful conversions are listed below:

•	1 foot (12 inches) = 0.30 meter
•	1 mile (5,280 feet) = 1.60 kilometers
•	1 square mile = 640 acres = 2.59 square kilometers = 259 hectares
•	1 ton = 2,000 pounds = 0.907 tonne
•	1 oz/ton = 34.286 parts per million (ppm) or grams/tonne
•	1 ppm = 1,000 parts per billion (ppb)

3.0       DISCLAIMER

This report has been prepared using public and private documents provided to the Author, which are listed in the References section of this report. All interpretations and conclusions are based on the Author's research as well as a personal examination of the property on September 22, 2005. The Author has used reasonable care in preparing this report; however he cannot guarantee the completeness or accuracy of all of the supporting data and documentation, which were prepared or supplied by third parties. The Author believes there is a reasonable basis to rely on the project data, which were generated by recognized mining companies and assay labs. The Author did not attempt to verify the thousands of individual assays which comprise the geochemistry data base supplied for the property, because the original sample material is no longer available. He did conduct a limited amount of sampling in the Jackass Creek gold anomaly area for comparison with the supplied assay data. The Author is not an expert in land, legal, or environmental issues and has relied on the professional opinion of others in these fields. The Author has specifically relied on the geophysical data and interpretations provided by Hans Rasmussen, the Chief Geophysicist of White Knight Gold (U.S.) Inc (WKG), a wholly-owned subsidiary of WKR. No verification of the property title was done in conjunction with this evaluation.

4.0       PROPERTY DESCRIPTION AND LOCATION

The McClusky – Tonkin Summit property is located in Eureka County, Nevada on the west flank of the Roberts Mountains, and is on the Battle Mountain-Eureka mineral belt, Figure 1. The property comprises two contiguous blocks of claims, the McC and the SUM claims. The 243 unpatented, McC lode claims and the adjoining, 186 unpatented SUM claims form a contiguous block in sections, 3 – 6, 7 – 12, 13 – 18, 19 – 24 in Township 23 North, Range 49 East, and sections 18 and 19 in Township 23 North, Range 50 East MDBM. The claims are on federal land administered by the Department of Interior’s Bureau of Land Management (BLM). The claims cover an area of approximately 8,580 acres (13.4 square miles) Figure 2. Claim names and recordation data are given in Appendix A at the end of this report.

Under the Mining Law of 1872, the locator of a claim has the right to explore, develop and mine minerals on the claim without payment of production royalties to the Federal government. A standard claim is 600 feet wide and 1,500 feet long, covers 20 acres and has each corner marked with a two-inch by two-inch wooden post. Another post located on the center line of the claim contains the Notice of Location, which describes who has located the claim and its size. WKG holds a 100% interest in the claims by locating the claims and by the payment of an initial recording fee of $135 per claim to the BLM and $35.50 per claim to Eureka County. An annual filing of a “Notice of Intent to Hold” along with payment of $125 to the BLM and $8.50 to Eureka County must be made for each claim to keep the claims in good standing. The claims are currently valid until September 1, 2006. The claims generally conform to the shape of the sections, but have not been legally surveyed.

The claims comprising the Celt property have no third-party royalty or encumbrances. Should any gold production occur from the property, it would be subject to the State of Nevada Net Proceeds of Mine Tax, which is a 5% tax on the net profits from the mine’s production.

To the Author’s knowledge, there are no known, pre-existing environmental liabilities located on the property. Any exploration work, which creates surface disturbance on BLM land is subject to BLM rules and regulations. A “Notice of Intent to Operate” (Notice) and the required reclamation bond must be filed with the BLM for surface disturbances under five acres. BLM approval of the Notice must be obtained before any surface disturbance takes place. Surface disturbances greater than five acres require a “Plan of Operation” to be filed with the BLM, and involve an in-depth environmental review of the property. WKG has filed a Notice with the BLM in conjunction with its plan to drill five holes on a geophysical target on the project. The BLM has approved the plan, NVN-080128, and accepted a reclamation bond in the amount of $1024.

OREGON
IDAHO
Humboldt
Elko
Wells
I-80
Elko
Battle Mtn.
Carlin
Battle Mtn. - Eureka Mineral Belt
Pershing
I-80
Lovelock
McCLUSKY-TONKIN
SUMMIT PROPERTY
Tonkin Springs
Mine
Washoe
Churchhill
Lander
White Pine
UTAH
Gold Bar
Mine
Reno
Fallon
Austin
Eureka
Ely
Carson
City
Lyon
I-50
I-50
Douglas
Hawthorne
Mineral
Nye
CALIFORNIA
Tonopah
Esmarelda
Pioche
Goldfields
Lincoln
Beatty
ARIZONA
Clark
Las
Vegas
McCLUSKY-TONKIN
SUMMIT PROPERTY
N
100 miles
160 kilometers

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property

Eureka Co., Nevada

FIGURE 1

Property Location Map

from WKR compilation

Sept. 2005	K. Brook	43-101

McC claims
SUM claims
RED HILLS
ROBERTS
MOUNT
Creek
Jackass Creek
Jack Spring
Tonkin Summit
542,000 E
543,000 E
544,000 E
545,000 E
546,000 E
547,000 E
548,000 E
549,000 E
550,000 E
551,000 E
4,416,000 N
4,415,000 N
4,414,000 N
4,413,000 N
4,412,000 N
4,411,000 N
4,410,000 N
1000 feet
500 meters

Explanation

property boundary

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property
Eureka Co., Nevada

FIGURE 2
Local Access and Claims Map

from WKGR compilation

Sept. 2005	K. Brook	43-101

5.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is accessed from the town of Eureka, Nevada by going west on US highway 50 for 23.5 miles and turning north onto the county-maintained, gravel, Three Bars road and traveling 24.5 miles north to a fork in the road. The left fork goes to McClusky Pass which is on the northern edge of the McC claim block, and the right fork goes to Tonkin Summit which is on the northern edge of the SUM claim block, Figure 2.

The climate of the Roberts Mountains is typical of higher elevations in north-central Nevada. The area receives about 15 inches of precipitation per year, much of it in the form of snow between the months of November and March and as summer thunderstorms. Temperatures are moderate with daily highs in the summer months ranging from 65o F to 85o F. Summer nights are cool, dropping to between 40o F and 50o F. Winter nights can drop to well below zero, but daytime highs usually are near or above freezing. Winter snow-pack can be several feet in the higher parts of the property, and exploration is traditionally curtailed during the winter months. Vegetation consists mostly of pinion-juniper forest with some open areas of sagebrush, rabbit brush and grasses (Leask, 2004).

The project is readily accessible by two-wheel-drive vehicles from Eureka, where food, lodging and gasoline can be obtained. Electrical transmission lines pass through the property, and water for operations could easily be developed on the property. Eureka has supplied mining personnel for many of the operations in the area such as Barrick’s Archimedes and Atlas Minerals’ Gold Bar mine. A full complement of technical support services is available in Reno 235 miles to the west.

The McC claims, comprising the McClusky property, cover a relatively flat area at the northern end of Monitor Valley at an elevation of about 6,700 feet. The SUM claims, comprising the Tonkin summit property, cover a more rugged area on the west flank of the Roberts Mountains at an elevation of about 7,200 feet. The mountain range is characterized by steep northwest-trending ridges dissected by deeply incised drainages.

The current land position controlled by WKR is adequate for exploration purposes. Relatively flat areas on the McC claim block are present for potential processing plants, mine dumps, leach pads, etc.

6.0       HISTORY

             6.1        Tonkin Summit

The Tonkin Summit property comprises the SUM claims, and other than the occasional old prospect pit, there appears to have been little in the way of historic exploration work on the property. Atlas Precious Metals Inc. staked and mapped the Tonkin Summit area in 1985 as part of regional reconnaissance program around their Gold Bar mine. Atlas collected soil samples on a 500-foot by 500-foot grid and collected rock chip samples from available outcrops. This program delineated an area of anomalous gold values just north of Jackass Creek, in the west-central part of section 23. This area measured approximately 1,600 feet in a northeast direction and 800 feet in a northwest direction, Figure 3. Atlas collected an additional 67 rock-chip samples in the area and 14 of these contained greater than 200 ppb Au. Later work included chip sampling along roads constructed for drill pads, and 132, 20-feet long intervals were sampled. Significant gold values were encountered in 27 samples: 100 feet @ 226 ppb Au, 80 feet @ 113 ppb Au, 120 feet @ 188 ppb Au, 120 feet @ 272 ppb Au and 120 feet @ 214 ppb Au. Atlas drilled 12 reverse circulation (RC) holes in the gold anomaly area, Figure 4, and data for all of the holes are shown in Table 1.

TABLE !
Atlas RC Drill Holes - Jackass Creek Area
Hole CC #	Depth	Inclination	General geology	Au values
41	385	vert	cherts, silts, shales	0-85' @ 20 ppb
42	250	vert	Silts	No significant values
43	315	vert	silts shales	5' @ 25 ppb
58	200	vert	limestone, shale, silts	95-165' @ 15 ppb
59	200	vert	Silts	115-175' @20 ppb
60	145	vert	limestone, shale, silts	No significant values
62	200	vert	limestone, shale, silts	150-175' @ 20 ppb
63	200	vert	cherts, silts, shales	No significant values
64	175	vert	cherts, silts, shales	30-40' @ 150 ppb
65	350	vert	cherts, sandstones	35 - 40' @ 125 ppb
66	325	vert	sndst, silt shale	0 - 25' @352 ppb
67	350	vert	sndst, chert, shale	0 - 35' @248 ppb 150 - 165 @ 110 ppb

Atlas’ geologic map shows the area to be interbedded cherts shales and numerous sandstone beds, which likely comprise the middle portion of the Vinini Formation. The best mineralization was contained in brecciated sandstones cut by quartz veinlets.

In 1995 Atlas entered into a joint venture with Rayrock Mines to explore a large block of claims north of the Gold Bar mine, which included the Tonkin Summit property. Cordex, Rayrock’s Nevada partner, conducted an extensive soil sampling program over the area using a grid having samples spaced 100 feet apart along north-south lines spaced 500 feet apart. The Author estimates approximately 1,200 samples were collected from the area presently covered by the SUM claims, and 17, widely- scattered, soil samples contained more than 25 ppb Au, figure 3. It was mentioned to the Author by a former Atlas staff member that some of the soil samples may not have been collected properly (undersized samples from the “A” soil layer) , and that assay results from those samples may be suspect (French, 2005, personal communication). Cordex drilled 11 “DC” series RC holes on the Tonkin Summit property to a maximum depth of 800 feet, Figure 4. Holes near the Jackass Creek gold anomaly intersected cherts and shales of the Vinini Formation but no significant gold values. Holes along the range front fault intersected Devonian limestones but no significant gold values.

McC claims
SUM claims
Jackass Creek Anomaly
4,416,000 N
4,415,000 N
4,414,000 N
4,413,000 N
4,412,000 N
4,411,000 N
4,410,000 N
542,000 E
543,000 E
544,000 E
545,000 E
546,000 E
547,000 E
548,000 E
549,000 E
550,000 E
551,000 E
230
240
215
1000 feet
500 meters

Explanation

- rock chip sample Au >25 ppb, posted >100 ppb
- soil sample Au >25 ppb, posted >100ppb
- anomalous soil sample Au >15 ppb
- property boundary

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property
Eureka Co., Nevada

FIGURE 3
Rock and Soil Gold Assay Map

from WKR compilation

Sept. 2005	K. Brook	43-101

4,416,000 N
4,415,000 N
4,414,000 N
4,413,000 N
4,412,000 N
4,411,000 N
4,410,000 N
542,000 E
543,000 E
544,000 E
545,000 E
546,000 E
547,000 E
548,000 E
549,000 E
550,000 E
551,000 E
McC claims
SUM claims
SP−3
SP−7
SP−9
SP−8
SP−1
SP−6
SP−2
SP−5
SP−10
MP95-5
MP95-4
MP95-3
MP95-2
MP95-1
CC-41
CC-42
CC-43
CC-59
CC-58
DC-57
DC-58
DC-59
DC-60
CC-62
CC-63
CC-60
DC-56
DC-11
CC-65
CC-64
CC-67
CC-66
CC-38
CC-35
CC-68
CC-34
DC-13
DC-62
DC-63
DC-64
CC-55

Explanation

- SP - Scipac
- CC - Atlas
- DC - Cordex
- MP95 - Battle Mountain Gold
- property boundary

1000 feet

500 meters

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property
Eureka Co., Nevada

FIGURE 4

Drill Hole Location Map

from WKGR compilation

Sept. 2005	K. Brook	43-101

             6.2       McClusky

The earliest documented activity on the McClusky property, composed of the McC claims, appears to be in 1988 when ECM Inc staked 163 claims. Between October 1989 and August, 1990, Arctic Exploration-GHK Gold leased the property and conducted rock chip sampling. They conducted a ground magnetic survey and drilled 10 RC holes totaling 2,935 ft. The locations of these "RME" drill holes are shown on Figure 4. No significant gold values were reported. The depth of the holes and geologic comments are shown in Table 2. ECM terminated its interest in the claims in 1993 (WKG, 2005).

TABLE 2
GHK Gold Drill Holes
Hole RME #	Depth	Intercept	Rock Unit
1	400	0 - 42	Qal
		42 - 225	Tert. Volc
		225 - 400	Tert. Volc
2	285	0 - 285	Qal
3	450	0 - 220	Qal
		220 - 342	Vinini
		342 - 405	Intrusive
4	400	0 - 400	Qal
5	300	0 - 20	Qal
		20 - 85	Tert. Volc
		85 - 300	Vinini
6	25	0 - 25	Qal
7	165	0 - 35 35 - 165 0 - 115 115 - 175	Qal Tert. Volc Qal Tert. Volc

8	200
9	215	175 - 200 0 - 215	Vinini Qal
10	215	0 - 215	Tert. Volc

In 1994 Solpac Gold Resources Inc., a wholly owned Nevada subsidiary of the Australian company Solomon Pacific Resources N.L. staked 100 claims covering the western portion of the current claim block and compiled what data were then available (Mehrtens, 1994). Solpac also allowed their claims to lapse.

In 1995, Battle Mountain Gold conducted a seven-line, CSAMT geophysical survey and a ground magnetic survey over the property and later drilled the series of five "MP" RC drill holes, Figure 4. The CSAMT survey showed a major resistivity high near the eastern end of the lines, and some the drill holes were apparently placed to test this feature. The holes were drilled to depths of 490 to 600 feet, but none of the holes had any significant gold values, and no Paleozoic bedrock was penetrated (Felling, 1995).

In 2002, WKG purchased an extensive collection of exploration data covering the area from the Gold Bar mine on the south to the Tonkin Summit project on the north from Atlas Corporation. In 2003 WKG began staking in the area, and in 2004 completed staking the currently owned claim block.

7.0       GEOLOGIC SETTING

             7.1       Regional

The property lies within the southern part of the Battle Mountain – Eureka mineral belt, a northwest-trending alignment of active gold mines and exploration projects. These mines and projects are typically related to intrusive stocks, and erosional windows in the upper plate of the Roberts Mountain thrust fault, which expose lower-plate carbonate rocks (Roberts, 1960) .. The property lies about ten miles northeast of the Gold Bar mine and one mile southeast of the Tonkin Springs gold mine, Figure 1.

This central portion of Nevada is characterized by northerly-trending mountain ranges separated by wide, alluvial-filled valleys. The ranges contain folded and faulted Paleozoic rocks and are often capped by extensive Tertiary volcanic flows. During the Late-Devonian to Early-Mississippian Antler orogeny, deep-water, siliciclastic and submarine volcanic rocks were thrust eastward along the Roberts Mountain thrust onto the time-equivalent, carbonate, shelf-facies rocks. Upper-plate rocks are primarily cherts and shales of the Ordovician Vinini Formation. The lower-plate, carbonate units consist of the Silurian Lone Mountain Formation overlain by the Devonian McColley Canyon Formation, Denay Limestone, and Devils Gate Formation. In some locations, lower plate carbonate rocks rest in fault contact upon the Vinini. This anomalous situation is credited to imbricate thrust blocks, younger thrusting or low-angle gravity faulting (Gesick, 1985).

In general, the southern Roberts Mountains are composed of large northwest-trending blocks of lower-plate, Devonian to Silurian, shallow-water, carbonate rocks surrounded by upper-plate, Ordovician to Mississippian, deep-water, clastic rocks. A series of prominent, northwest-trending, high-angle faults cuts the range. A set of less prominent northeast-trending faults crosscuts the northwest-trending faults. The Northern Nevada rift passes along the eastern edge of the southern Roberts Mountains. The rift zone is characterized by a swarm of mid-Miocene, bi-modal, basalt and rhyolite dikes and related extrusive rocks.

             7.2       Property Geology

                          7.2.1       Stratigraphy

Outcrops on the SUM claims are predominantly Vinini Formation with some Tertiary volcanic flows. The McC claims cover an area of alluvial valley fill with some areas of

Tertiary volcanic rocks, Figure 5. The project has two distinct litho-tectonic blocks separated by the Roberts Mountain thrust fault, a major, regional-scale structure.

The upper-plate rocks comprise a highly deformed package of siliciclastic and minor carbonate rocks which were deposited on the continental slope and deeper basins. These rocks are Ordovician to Upper Devonian in age and consist of shales, cherts, quartzites, limestones and submarine volcanic rocks. Detailed mapping by Cordex generated the upper- plate stratigraphic sections shown in Figure 6. This and other work in the area suggests that the unit could be up to 3,000 feet- thick. The top of the middle sandstone unit (Ovm) exposed in the Jackass Creek area is estimated to be about 1400 feet above the Paleozoic lower-plate rocks.

The lower-plate rocks consist of a thick section, 2,500 to 3,000 feet, of limestones and dolomites deposited in shallow water environments on the continental shelf and shallow bay to lagoonal environments. These rocks range from Silurian to Upper Devonian in age, and in the project area comprise, from oldest to youngest, the Lone Mountain Dolomite, McColley Canyon Formation, Denay Limestone, and the Devils Gate Limestone, Figure 7.

Cordex included the Mississippian Webb Formation and what was mapped as Devonian Woodruff Formation along with the Vinini in the upper-plate sequence. These three formations are lithologically very similar and are difficult to differentiate without fossil age dates.

                          7.2.2       Structure

There are three major structural trends on the property: northwest, northeast and north. The northwest-trending structures are believed to reflect the general structural fabric of the Battle Mountain - Eureka mineral belt, and the northeast structures may be complimentary to the northwest set. Rasmussen (2004) has described the Tonkin Summit Fault Zone as a northeast-trending, one mile-wide, fault zone, which passes through Tonkin Summit and extends southwest through the McC claim block. Its extension to the northeast creates a left-lateral offset to the Northern Nevada Rift and forms the northern boundary of the Roberts Mountains. Both the NE and the NW trends have controlled alteration and gold deposition in the project area, and are viewed as "older" structures. The surface gold anomaly in the Jackass Creek area appears to be localized around the intersection of a NW- and a NE-trending set of faults. The northerly-trending faults appear to be relatively young basin-and- range features, which displace valley-fill sediments. Because of the stratigraphic and structural complexity of the Vinini Formation, it is often very difficult to determine the style or extent of displacement along structures in this unit.

The following structural history of the area is taken from a Mineral Resource Development, Inc. (MRDI) report (1995) on the area prepared for Atlas Precious Metals. The area has been subjected to Oligocene deformation with NNE-directed compression and horizontal extension at right angles to this axis. This event generated strike-slip, thrust, high-angle reverse, and normal faults in the area. Strike slip faults occur as NNW-trending dextral faults and ENE-trending sinistral faults. Extensional fractures are typically N35oE. These faults have served

McC claims
SUM claims
Qal
Tv
Ov
Dls
Mw
542,000 E
543,000 E
544,000 E
545,000 E
546,000 E
547,000 E
548,000 E
549,000 E
550,000 E
551,000 E
552,000 E
553,000 E
4,414,000 N
4,413,000 N
4,412,000 N
4,411,000 N
4,410,000 N
4,409,000 N

Explanation

- Qal — Quaternary alluvium, gravel and talus.
- Tv — Tertiary volcanics
- Mw — Mississippian Webb Formation: thin bedded mudstone with minor chert.
- Dls — Devonian limestone
- Ov — Ordivician Vinini Formation: interbedded chert, shale, quartzite, argilite and limestone. May include Mississippian Webb Formation and Devonian Woodruff Formation

- inferred buried Tertiary intrusive (Scipac and USGS Aero map data)
- contact
- fault, dashed where inferred
- thrust fault, teeth on upper plate
- property boundary

1000 feet
500 meters

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property
Eureka Co., Nevada

FIGURE 5

Geology Map

from WKR compilation

Sept. 2005	K. Brook	43-101

Tertiary volcanics
Andesite flows (Ta) and tuffs (Ts)
Ts/Ta
Ts
Ta
Unconformity
Upper Ordovician Vinini (Ovu)
varicolored cherts (vch), cherty argillites, shales (sh) and fissile shales (fsh), with minor limestones (ls) and quartzite.
Thrust sliver of Devonian shale and limestone
Dw
Barite Mine thrust
Ovu
vch
chert
vch
sh
sh
vch
Upper Ordovician Vinini (Ovu)
varicolored cherts (vch), cherty argillites, shales (sh) and fissile shales (fsh) and minor limestone (ls) with one or two horizons of quartzite (qtzite).
Thrust
ss
Middle Ordovician Vinini (Ovm)
turbidite sandstone (ss), sandy limestones (ls) and quartzite (qtzite) and siltstones (sls).
Ovm
sh
qtzite
sls & sh
ss
ls
Contact, unconformity or thrust
sh & sls
vch
fsh
Lower Ordovician Vinini (Ovl)
greenstone (gs), banded limestone-chert (ls), black fissile shales (fsh) and minor varicolored chert horizons (vch) and siltstones (sls).
Ovl
gs
ls
gs
Thrust
Thrust slice of Ordovician Vinini Formation
Ovm
Dw
Devonian Woodruff Formation (Dw)
shales, chert and massive limestone. shales are contorted.
Dwls
Dw
Roberts Mtns. thrust
Mw
Mississippian Webb Formation (Mw)
mudstones and cherts
Mw
Local thrust
Dls
Dls
Devonian limestone (Dls)
Devonian limestone includes Devil's Gate, Denay and McColley Formation.

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property
Eureka Co., Nevada

FIGURE 6
Upper Plate Stratigraphy

from Eastwood, 1998

Sept. 2005	K. Brook	43-101

Ddg
Massive, cliff forming bindstones, framestones and floatstones with minor dolomitic grainstones near base; fossil rich reef facies with laminar and hemispheric stromatoporoids, amphipora and cladopora; Thickness +100 feet
Devils Gate Fm.
Limestone Reef Facies
Dud3 Unit 3
Interbedded medium to thick-bedded oolitic and peloidal grainstones and fossiliferous rudstones, locally developed thin-bedded packstone, numerous local unconformities; abundant fossil fragments; particularly rudstones (stromatoporoids, brachiopoda, amphipora and cladopora) Thickness 100 to 250 feet
Upper Denay Limestone
Fore Reef Slope Facies
Dud2 Unit 2
Thin-bedded mudstone, non-fossiliferous: Dud2 is the primary host for the Gold Bar and Goldstone deposits. Thickness 20 to 120 feet
Dud1 Unit 1
Medium to thick-bedded dolomitic grainstone with basal rudstone, local crinoid rich beds; Thickness 100 to 200 feet
Dld
Thin to medium-bedded mudstones and wackestones, locally abundant brachiopoda. Thickness +400 feet
Lower Denay Limestone
Basinal Facies
Dmc
Coils Creek Member: Medium to thick-bedded wackestone or packstone. The unit is medium gray and locally fossiliferous. Thickness 150 to 200 feet
Dmb
Bartine Member: Medium to thin-bedded dark to medium-gray limestone that weathers easily to a characteristic buff or yellow-orange color. Abundantly fossiliferous, the unit contains such diagnostic fossils as Eurekaspirifer or Favosites. The Bartine is the primary host for the Gold Pick, Gold Ridge, and Cabin Creek deposits. Thickness 300 to 380 feet
McColley Canyon Fm.
Dmk
Kobeh Member: medium to light gray, evenly-bedded dolomitic wackestone; locally silicified. The lower part of the Kobeh is generally dolomitic and contains silicified fossils. The upper part is typically a medium to dark gray dolomitic mudstone or wackestone. Thickness 90 to 100 feet
Slm
Massive white to light dolomite with coarse-grained sugary texture Thickness +1500 feet
Lone Mtn. Dolomite
DOLOMITIC LIMESTONE
DOLOMITE
FRAMESTONE, BINDSTONE and BAFFLESTONE
RUDSTONE
GRAINSTONE
OOLITIC GRAINSTONE
PACKSTONE
WACKESTONE and MUDSTONE

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property
Eureka Co., Nevada

FIGURE 7
Lower Plate Stratigraphy

from Atlas, 1996

Sept. 2005	K. Brook	43-101

as the principal feeder zones for mineralization. Complex zones of crushing are generated where the major feeders cross and these zones could host high-grade mineralized chimneys.

                          7.2.3       Alteration

Hydrothermal alteration, which may be associated with gold mineralization is restricted to the older rocks, as the Tertiary volcanics appear to be post mineral in age. Noted alteration in the Vinini Formation comprises silicification, quartz veinlets and iron oxide staining from the oxidation of sulfides. Many outcrops of the Vinini rocks contain syngenetic pyrite, which creates a great deal of iron oxide staining unrelated to gold deposition.

8.0       DEPOSIT TYPES

Large, low-grade, stratigraphically controlled and smaller, high-grade, structurally controlled gold deposits are both viable deposit types to explore for on the property. The possible presence, as well as the size of either deposit type, is controlled in part by the following:

•	A source for gold-bearing fluids;
•	A suitable plumbing system to transport the fluids;
•	The vertical and horizontal extent of appropriate temperature and pressure conditions for gold deposition;
•	The availability of depositional sites for the gold in either structurally prepared rocks or chemically reactive rocks;
•	The amount of gold in the hydrothermal fluids;
•	The length of time the fluids are in contact with the rocks;
•	The number of pulses of mineralizing fluids passing through the rocks.

The model for the lower-grade deposit requires gold-bearing, hydrothermal fluids to circulate through a large volume of structurally prepared or chemically receptive rocks. When appropriate temperature and pressure conditions are encountered, the gold is precipitated from the solution into the rock. Pathfinder elements such as arsenic, antimony and mercury occur with the gold but have also been observed to generate a broad halo around the gold mineralization .

The high-grade deposit model requires the gold-bearing, hydrothermal fluids to be restricted to major structural conduits such as faults. Where appropriate temperature and pressure conditions for gold deposition occur, the metal precipitates from the solution. High-grade vein deposits usually show banded mineralization, which is evidence for multiple pulses of mineralizing fluids.

During the operation of the Gold Bar mine, 10 miles south of the property, the Atlas Precious Metals staff at the mine developed models for the styles of mineralization found at the mine. Although some of the individual deposits around Gold Bar exhibit more structural control than others, all of the mineralization found by Atlas is classified as sediment-hosted, “Carlin-type” (Atlas,1996). This type of gold deposit is characterized by the following:

•	Localization by a combination of structural and stratigraphic controls;

•	Micron size gold:
•	A distinct geochemical signature of As, Hg, Sb;
•	Hydrothermal alteration suite comprising:
	o	Silicification – jasperoid
	o	Decalcification of carbonate sediments – remobilized calcite
	o	Remobilized carbon.

The geologic, geochemical and geophysical databases for the property are permissive for the existence of Carlin-type gold deposits in certain stratigraphic units of the lower-plate rocks, which may not be exposed or are covered by unmineralized upper-plate rocks, Tertiary volcanics and alluvium. This concept of covered mineralization is the basis for WKR’s exploration of the property. WKR’s efforts to discover a covered, Carlin-type gold deposit are based on the following:

•	The existence of structurally controlled, Carlin-type gold deposits in lower-plate rocks in areas adjacent to the property – Gold Bar to the south and Tonkin Springs to the north;
•	Geologic and geophysical evidence indicating that similar structures and rocks occur in covered portions of the property;
•	Geochemical evidence that at least one hydrothermal system occurs on the property and deposited gold in the Jackass Creek area.

9.0       MINERALIZATION

The majority of the property is covered with post-mineral volcanics or alluvium. Gold mineralization has been found on the property in brecciated, silicified upper plate rocks just north of Jackass Creek, as was described in the HISTORY section of this report.

10.0      EXPLORATION BY ISSUER

As of the date of this report, WKR has completed data compilation and several geophysical surveys on the property. Regional airmag data were purchased through a contract agreement with Pearson, deRidder and Johnson, an industry-recognized provider of geophysical data. Gravity and magneto telluric (MT) data were collected by consulting geophysicist Tom Carpenter and Quantec Consulting Inc. respectively, during the 2004 field season. The data sets have been deemed acceptable to WKR by their geophysicist (Rasmussen, 2004). These data have been evaluated and incorporated into WKR’s exploration model for the property.

Airmag Survey - Figure 8 shows the generalized results of the airmag survey. The eastern portion of the property is underlain by Paleozoic rocks which are not magnetically responsive and are a magnetic low on the map. Tertiary volcanics rocks are exposed in the northern portion of the property, and a northeast-trending, range-front fault downdrops this unit to the west. The magnetic expression of the volcanic unit is a high. Based on an elevated magnetic response and gravity data, a buried intrusive is postulated in the central portion of the property.

Gravity survey - Figure 9 shows the results of a total of 331 gravity reading stations collected on the property. Each station was leveled by post-processing with a differential Leica GPS system and corrected by free-air, simple Bouger and Terrain corrections. Paleozoic limestones and dolomites as well as the Vinini Formation typically have a greater density that volcanics or alluvium and consequently show up as gravity highs.

The following interpretation of the geophysical data is drawn extensively from reports by WKR's Chief Geophysicist (Rasmussen, 2004). The gravity data shows two distinctive "highs" in Figure 9, which are interpreted to be structural horsts comprised of denser rocks. The eastern, Tonkin Summit Horst corresponds very well with outcrops of Vinini Formation. Higher gravity readings in the northern part of the SUM claim block and in the southern part along Jackass Creek could represent denser, Paleozoic limestones and dolomites below the Vinini. Modeling the gravity and MT data suggests that lower-plate rocks could be within 950 feet of the surface.

The McClusky Horst is on the northern edge of the McC claim block and has been the site of RC drilling by GHK Gold and Battle Mountain Gold as described in the HISTORY section of this report. Hole RME-5 bottomed in Vinini Formation at a depth of 299 feet. Modeling of gravity and magnetic data for this area suggests that carbonate rocks may be found about 650 feet below the surface. The airmag and MT data suggest a deeply buried intrusive within the Tonkin Summit Fault Zone at the southern end of the McClusky Horst. Figure 10 shows the gravity and MT data for Section 702 N, which crosses the McClusky Horst, and the geologic interpretation of the data. The high gravity readings at the eastern end of the line are interpreted to be a block of Devonian carbonate rocks.

11.0      DRILLING

To date, no exploration drilling has been undertaken by WKR on the property. Drilling on the property by other companies has been discussed in the HISTORY section of this report.

12.0      SAMPLING AND APPROACH

All of the sampling data available for review by the Author were generated by companies other than WKR. No knowledge of the sampling procedures utilized by these other companies was available. Maps showing sample site locations and assay values for gold and pathfinder elements are available and have been incorporated into WKR's exploration model and reviewed for this report. As these data were collected by recognized mining or exploration companies, the Author has accepted the results as presented except for the previously mentioned caveat regarding the Cordex soil sample data. As none of the soil sample data is used for basing recommendations in this report, the caveat is not considered a significant issue.

Cross section
McClusky Horst
Deep Intrusive
Tonkin Summit Horst
property boundary
Tonkin Summit Fault Zone
66
56
49
44
39
30
23
14
7
-0
-8
-14
-24
-42
-47
-50
-52
-54
-56
-57
-59
-62
-65
-69
-71
-75
-78
-82
-85
-92
-104
nanoTeslas
1km
4000 feet
N

White Knight Gold (USA), Inc.
McClusky - Tonkin Summit Property
Eureka Co., Nevada
FIGURE 8
Property Airmag Map
from Rhasmussen, 2004

Sept. 2005	K. Brook	43101-1

Cross section
property boundary
McClusky Horst
Deep Intrusive
Tonkin Summit Horst
Tonkin Summit Fault Zone
-176.1
-176.4
-176.6
-176.7
-176.8
-176.9
-177.0
-177.1
-177.1
-177.2
-177.4
-177.6
-178.3
-179.4
-180.7
-181.9
-183.1
-184.2
-185.4
-186.6
-187.6
-188.6
-189.3
-189.9
-190.3
-190.7
-191.1
-191.5
-191.8
-192.1
-192.3
milliGals

1km
4000 feet
N

White Knight Gold (USA), Inc.

McClusky - Tonkin Summit Property
Eureka Co., Nevada
FIGURE 9
Property Gravity Map

from Rhasmussen, 2004

Sept. 2005	K. Brook	43101-1

RME 6 (100' TD)
RME 2 (285' TD)
MP95-5 (600' TD)
Qal
Qal
Qal
Tv
Tv
Tv
Ovic
Ovic
Devonian
Wenban Fm
carbonate
1000' = 300m
Ohm-M
5
6.39
8.17
10.4
13.3
17.1
21.8
27.9
35.7
45.7
58.4
74.7
95.6
122.
156.
200

White Knight Gold (USA), Inc.		
McClusky - Tonkin Summit Property Eureka Co., Nevada FIGURE 10 Geological Geophysical Interpretation Section from Rhasmussen, 2004		
Sept. 2005	K. Brook	43-101

13.0      SAMPLE PREPARATION, ANALYSIS AND SECURITY

All of the sample assay data available for review by the Author were generated by recognized, assay laboratories. The Author has no knowledge of sample preparation, analysis and security for these historic samples, but has no reason to doubt the accuracy and validity of the data presented.

14.0      DATA VERIFICATION

The Author has no knowledge of the Quality Control and data verification procedures utilized by the mining and exploration companies, which have previously worked on the property. None of the previously collected surface or drilling samples were available for verification, but the Author has no reason to question the accuracy and validity of the data available for review on this project, with the noted Cordex soil sample exception.

The Author did collect five, surface, rock-chip samples from outcrops in the Jackass Creek gold anomaly area. Approximately one pound of rock chips were collected for each sample, which was kept in the Author’s possession and delivered in person to American Assay Laboratories in Reno, Nevada. The samples were dried, crushed, split and analyzed for gold and silver with standard one-assay-ton, fire assay techniques. An additional sample pulp was prepared for acid digestion and analyzed by standard induction coupled plasma (ICP) techniques. Results for these samples are shown in Table 3 and substantiate the presence of highly anomalous gold values in surface rocks in this area.

TABLE 3
Jackass Creek Surface Samples
TS Sample #	UTM N	UTM E	Description	Au ppb	Ag ppm
922-01	4,410,606	548,492	Feox stained, quartz cemented breccia in black OV cherts	70	<0.02
922-02	4,410,629	548,507	outcrop similar material as 01	400	0.60
922-03	4,410,617	548,505	Same	507	0.60
922-04	4,410,669	548,555	Feox stained sandstone on north side of N70E gully, minor qtz vnlts	24	<0.02
922-05	4,410,564	548,725	brecciated quartzite in NW gully	12	<0.02

15.0      ADJACENT PROPERTIES

The property is located on the well known Battle Mountain-Eureka mineral belt, and there are adjacent properties which have had historic gold production. Knowledge of the stratigraphic position and the structural features, which control their location of the gold ore zones in these deposits are crucial to the successful exploration of the property. Information presented on the Gold Bar and Tonkin Springs mines is for geologic comparison with the McClusky-Tonkin Summit property, and this information is not necessarily indicative of the mineralization on the property.

             15.1      Gold Bar Mine

In the summer of 1983, Atlas Precious Metals of Denver Colorado started regional reconnaissance in the southern Roberts Mountains and found hydrothermally altered rocks, which contained anomalous gold values (Atlas, 1996). One of three holes drilled in the fall of 1983 to test these anomalies intersected five feet of 0.13 oz Au/ton, and a follow up drilling program in 1984 discovered the Gold Bar deposit. Continued exploration resulted in the discovery of satellite ore bodies including the Goldstone, Gold Ridge, Gold Canyon and Gold Pick deposits located east of the Gold Bar deposit. Atlas maintained an aggressive exploration and claim staking program and at one time held 3,204 unpatented claims. Their claims extended north to Dry Creek, which is now covered by the SUM claims. Atlas mined 588,000 ounces of gold from 1987 until 1994 From the Gold Bar and other open-pit mines in their claim block. Almost all of the ore was milled in a carbon-in-leach mill with a capacity of 3,200 tons per day.

The Gold Bar deposit is located on a northwesterly-trending horst block of Devonian limestone and Tertiary volcanic rocks, which is surrounded by thick alluvium to the east and west. The ore zone was typically less than 75 feet-wide and was localized along a NNW-trending, steeply dipping feeder structure. Host rocks for the gold deposits are the Bartine Member of the McColley Canyon Formation and ‘Unit 2” of the Upper Denay Limestone. Both units are well bedded limestones with good porosity and permeability.

At the Gold Bar deposit, alteration in the ore zone comprises silicification (jasperoid), decalcification, carbon remobilization and calcite veining (Atlas, 1996). Although all of the known gold deposits have associated jasperoids, not all of the jasperoids in the area are associated with gold deposits. Decalcification is most frequently associated with ore deposition and creates soft, punky rock. The calcium carbonate removed during the alteration process is often deposited updip of mineralization as calcite veins, pods and irregular replacement zones. MRDI (1995) reported that all gold occurrences in the district are characterized by high-angle structural control, and that stratigraphic controls, where present, are subordinate.

             15.2      Tonkin Springs

The following description of the Tonkin Springs gold deposit is taken from Gesick (1985).

Several, small, Carlin-type gold deposits are located on the east flank of the Simpson Park Mountains just north of Tonkin Summit. This range becomes the Roberts Mountains south of Tonkin Summit. Mineralization occurs in structurally prepared areas at the junction of high-angle fractures and low-angle fault breccias. Structurally controlled gold zones typically trend north-northwest or east-northeast. Ponding of hydrothermal solutions within structurally prepared areas adjacent to argillically altered intrusive rocks appears to have controlled gold deposition.

Mineralization is localized in the lower, Telephone Member of the Vinini Formation. This unit comprises thin to medium-bedded, gray, blocky, sandy to silty, shaley-parting carbonates along with black shales. Petrographic studies show the following alteration paragenesis in carbonate rocks:

•	Decalcification;
•	Silicification, jasperoid development;
•	Silica veinlets with gold and sulfide minerals;
•	Calcification with realgar , orpiment, cinnabar and barite;
•	Microfracturing;
•	Carbonatization.

Bac Tech Mining Corporation (2004) has completed a 43-101 compliant feasibility study for the Tonkin Springs mine which states there is a total measured and indicated sulfide and oxide mineral resource estimate of 29,672,000 tons at a grade of 0.043 oz Au/ton.

16.0      OTHER RELEVANT DATA AND INFORMATION

The Author is not aware of any other available data that bear directly on the exploration potential of the property.

17.0      INTERPRETATION AND CONCLUSIONS

The McClusky-Tonkin Summit property is an early-stage gold exploration project located on the Battle Mountain-Eureka mineral belt. The western portion of the property is covered with post-mineral, volcanics and alluvium, but NNW-trending structural features, which are deemed a part of the Battle Mountain-Eureka mineral belt, can be readily projected through the property. Exposures of upper-plate Vinini Formation in the eastern portion of the property contain NNW- and ENE-trending structures. At an intersection of these structures, a 1600 foot-long by 800 foot-wide zone of anomalous gold values was discovered in brecciated, silicified Vinini rocks. The favored host rocks for Carlin-type gold deposits in this area are Devonian carbonates, which are exposed just south of the property. These potential host rocks are thought to occur below the upper-plate Vinini Formation on the property.

Sufficient gravity and magnetic surveys have been conducted on the property to outline what appear to be structural horsts of higher density rock occurring beneath alluvial cover in the west and possibly under the Vinini Formation in the eastern portion of the property. The

McClusky and Tonkin Summit Horsts are bounded by northerly- to NNW-trending structures related to the structural fabric of the Battle Mountain-Eureka mineral belt. These structures are viewed as possible channelways for gold-bearing, hydrothermal solutions, which could have created gold deposits in favorable, carbonate host rocks. The two principal exploration targets are the west side of the McClusky Horst and the Jackass Creek gold zone. Previous drilling on the property has not been deep enough to reach the carbonate rocks, and these targets remain untested.

18.0      RECOMMENDATIONS

The geologic character of the McClusky – Tonkin Summit property is sufficiently promising to warrant recommending the following two-phased exploration program. At the completion of Phase One, the data will be compiled and evaluated to ascertain if valid drill targets have been identified. Initiating Phase Two is dependent on positive results from Phase One. A budget summary is presented below, and a detailed budget for the $429,397 project costs is included in appendix B at the end of this report.

Phase One will consist of geologic mapping and sampling of soils and of the available outcrops and the collection of gravity and magnetic data. Results of this work will be compiled and evaluated to determine if valid drill targets can be defined. Estimated cost for Phase One is $124,125.

Phase Two will consist of permitting and bonding for the drilling program, drilling five, 1100 foot-deep RC holes on the McClusky Horst, one 1500 foot-deep RC hole on the Jackass Creek gold anomaly, assaying and holding costs for 429 claims. Estimated cost for Phase Two is $305,292.

Respectfully submitted

/s/ Doyle Kenneth Brook Jr.

Doyle Kenneth Brook Jr.

REFERENCES

Atlas Corporation, 1996, Gold Bar Review, unpublished company report.

Bac Tech Mining Corporation, 2004, press release dated May 4, 2004 on positive feasibility study for Tonkin Springs mine.

DeLong, R. 1996, Geology and ore deposits of Northwestern Nevada, Geological Society of Nevada Special Publication #24.

Eastwood, D., 1996, Dry Canyon Project, Eureka County, Nevada, Geologic summary Report – 1996, unpublished Cordex Exploration report.

Felling, R. A., 1995, McClusky Pass Project - Second Quarter 195 Progress Report; Battle Mountain Gold Company private report.

Gesick, T. E., 1985, Tonkin Springs gold Deposits: Their Structural Setting; Bulk Mineable Precious Metal Deposits of the Western United States, Guidebook for Field Trips pp.305 – 315.

Leask, J.M., 2005, Technical Report on The Cottonwood Property, Eureka County, Nevada, USA; White Knight Gold report.

Mehrtens, M.B., 1996, McClusky Pass Gold Prospect, Cortez Trend, Eureka County, Nevada, unpublished letter to Echo Bay Mines,

Mineral Resource Development Inc., 1995, Gold Bar District, Atlas Gold Corporation unpublished report.

Rasmussen, H., 2004, Interpretation of Combined Gravity, Airmag and MT Data at McClusky-Tonkin Summit Claims, Cortez Trend, Nevada; White Knight Gold (U.S.) Inc. private report.

Roberts, R. J., 1960, Alinements of mining districts in north-central Nevada: U.S. Geological Survey Professional Paper 400-B, p. B17-B19.

White Knight Gold (U.S.) Inc., 2005, project data compilation.

DESERT VENTURES, Inc.
2305 Pleasure Dr.
Reno, Nevada 89509

CERTIFICATE of AUTHOR

I, Doyle Kenneth Brook Jr., a Registered Professional Geologist, hereby certify that:

1.	I am currently the President of:

Desert Ventures Inc., a private Nevada corporation 2305 Pleasure Dr.
Reno, Nevada 89509

2.	I have a B.Sc. degree in geology from the University of Texas at Austin, 1967, and a M.Sc. degree in geology from the University of Arizona, 1974.

3.	I am a registered consulting geologist in the states of California ( #3669 ) and Arizona (#16770 ).

4.	I have been engaged in my profession as a geologist since 1969 and have been employed by mining companies and others as a consulting geologist since 1977.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("N43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and pas relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

6.

I am responsible for the preparation of the technical report titled " Summary Report for the McClusky – Tonkin Summit Property, Eureka County, Nevada" and dated September 22, 2005 (the "Technical Report") relating to the McClusky – Tonkin Summit property. I visited the property on September 22, 2005.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101Fl, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public of the Technical Report.

Dated in Reno, Nevada this 22 day of September, 2005

/s/ Doyle Kenneth Brook Jr.

Doyle Kenneth Brook Jr.

APPENDIX A

McClusky – Tonkin Summit Claims
Claim Name	BLM Serial No.	County	Book	Page
McC 1	851758	Eureka	366	179
continuous through	Through			through
McC 141	851898	Eureka	366	319
McC 141A	851899	Eureka	366	320
McC 142	851900	Eureka	366	321
continuous through	through			through
McC 242	852000	Eureka	366	421
SUM 1	863518	Eureka	376	184
continuous through	through			through
SUM 147	863664	Eureka	376	330
SUM 148	878770	Eureka	395	51
continuous through	through			through
SUM 167	878789	Eureka	395	70
SUM	885175	Eureka	402	55
continuous through	through			through
SUM	885193	Eureka	402	73

APPENDIX B

McClusky-Tonkin Summit Budget Estimate

PHASE ONE

Function	qty	units	rate	Total
Geology
contract geology	25	days	$375	$9,375
in-house geology	25	days	$400	$10,000
reports, drafting	10	days	$350	$3,500
field expense - contract	25	days	$150	$3,750
field expense - in house	15	days	$100	$1,500
					$28,125
Geochemistry
rock samples	100	samples	$30	$3,000
soil samples	1400	samples	$35	$49,000
					$52,000

Geophysics
Gravity	700	stations	$20/stn	$14,000
Magnetics	owned
		line
CSAMT/AMT	10	miles		$30,000
					$44,000

			TOTAL PHASE 1		$124,125

PHASE TWO
Drilling
RC - shallow, 5 @ 1100'	5500	foot	$25	$137,500
RC- deep, 1 @ 1500'	1500	foot	$60	$90,000
roads/pads	6	pad	1500	$9,000
Geochemistry Au fire assay	7000	foot	$3	$21,000
multi-element ICP	7000	foot	$0.50	$3,500
Supplies				$1,000
rig sitting - contract	40	days	$500	$20,000
rig sitting - in house	20	days	$450	$9,000
					$291,000

Reclamation				$10,000	$10,000

Permitting

NOI				$3,000
Bonding				$5,000
					$8,000
Land
BLM /County fees	429	claims	$133.50	$57,272

					$57,272

			TOTAL PHASE 2		$356,272

			TOTAL PROJECT		$480,397